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                                                [LOGO -- NEXEN INC.]

                              NEXEN INC.
                              801 - 7 Avenue SW Calgary AB Canada T2P 3P7
                              T 403 699.4688  F 403 232.1802  www.nexeninc.com
                              Email  mike_harris@nexeninc.com



October 10, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Lily Dang
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Dang:

         RE:  NEXEN INC. COMMENT LETTER DATED AUGUST 31, 2006
              (FILE NO. 001-06702)
              -----------------------------------------------

Further to our telephone discussion on October 5, 2006 with respect to our response to Comment 15 of your comment letter dated August 31, 2006 relating to our Form 10-K for the fiscal year ended December 31, 2005, we are pleased to provide you with our proposed enhanced disclosure of the US-Canadian GAAP difference that arose on the modification of our stock option program in 2004. Our proposed enhanced disclosure is as follows:

         "As described in Note 12(c), our existing stock option plan was modified to a tandem option plan in 2004 to include a cash feature. Prior to the modification of our stock option plan, we accounted for stock options using the fair-value method. Following the addition of the cash feature, we account for stock options using the intrinsic-value method.

         As a result of the plan modification, we recognized an obligation of $85 million for our tandem options under both Canadian and US GAAP. This resulted in a one-time, non-cash expense to net income for Canadian GAAP purposes of $54 million, net of tax, in the second quarter of 2004. For US GAAP purposes, $36 million of this expense was recognized as a reduction of US GAAP retained earnings and $18 million was recognized as an expense to our second quarter 2004 US GAAP net income. The reduction of US GAAP retained earnings represents previously disclosed pro forma expense in respect of stock options that were accounted for using the fair-value method."

We respectfully request that we be allowed to provide this enhanced disclosure in our upcoming 2006 Form 10-K.

Should you or any member of the Staff have any questions with regard to this letter, please contact the undersigned at (403) 699-4688.


Yours very truly,

NEXEN INC.



/s/ Michael J. Harris
---------------------
Michael J. Harris
Controller